Will H. Cai

+852 3758 1210

wcai@cooley.com

September 10, 2019

Confidential

Ms. Melissa Gilmore

Mr. Doug Jones

Mr. Michael Killoy

Mr. James Lopez

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	EHang Holdings Limited (CIK No. 0001759783)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on July 23, 2019

Dear Ms. Gilmore, Mr. Jones, Mr. Killoy and Mr. Lopez:

On behalf of our client, EHang Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 7, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 23, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Company has updated the Revised Draft Registration Statement to include its unaudited financial statement as of and for the six months ended June 30, 2018 and 2019.

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission EHang Holdings Limited September 10, 2019 Page 2	Privileged & Confidential

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Marketing and Sales

Contracts with Our Customers and Partners, page 114

1.    We note the revised disclosure in response to comment 4, including the statement that your passenger-grade AAVs and some non-passenger-grade AAVs are “subject to an uncertain or lengthy approval process.” Please clarify the contracts that require “the receipt of applicable regulatory approvals” as a condition, and provide context to the statement in the last risk factor on page 14 and elsewhere regarding uncertain and lengthy approvals. For example, what is the average length of time to obtain approval? What percentage of your contracts have received required approvals? Based on the revised disclosure on pages 77 and 103 it appears you have not received any approvals for the commercial operations of your AAVs.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Revised Draft Registration Statement to clarify that (i) there is one agreement, the only one among the Company’s agreements with its customers, pursuant to which the customer’s purchases are explicitly conditioned on the receipt of applicable regulatory approvals, and (ii) none of its business partners has obtained the regulatory approval for the commercial operations of its passenger-grade AAVs, which may limit the sale volume. The Company respectfully advises the Staff that it is unable to estimate the average length of time to obtain applicable regulatory approvals due to the nascent nature of AAV-related regulations and the lack of relevant precedents. For example, the Company is not aware of any operator having been granted all required approvals for the commercial operations of passenger-grade AAVs in China or the United States.

*            *             *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3758 1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures

cc:	Huazhi Hu, Chairman and Chief Executive Officer, EHang Holdings Limited

Richard Jian Liu, Chief Financial Officer, EHang Holdings Limited

Ben Yang, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Dominik Sklenar, Esq., Partner, Latham & Watkins LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com